UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2023

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-260702 and 333-260703), as such prospectuses may be amended or supplemented from time to time.

Westpac announces new structure to drive growth

Westpac CEO Peter King today announced a restructure to support the Group’s next strategic phase. The changes follow a period of simplification for the bank.

Leadership Changes

•	Jason Yetton, Chief Executive, Consumer
•	Anthony Miller, Chief Executive, Business & Wealth
•	Nell Hutton, Chief Executive, Westpac Institutional Bank
•	Scott Collary, Chief Information Officer
•	Carolyn McCann, Group Executive Customer & Corporate Services

With the separation of Consumer & Business Banking, Chris de Bruin, current Chief Executive, Consumer & Business Banking has decided to leave the Group to pursue new opportunities.

The organisation changes will take effect on 1st August 2023 and will be reflected in the 2024 financial results.

Westpac Group Executive

About Nell Hutton

Nell Hutton is Managing Director, Financial Markets at Westpac Institutional Bank. She oversees Westpac’s Fixed Income, Currency, Commodities & Carbon products globally, including responsibility for Westpac’s offices and branches in London, Frankfurt and New York.

Nell joined Westpac in February 2021 after 21 years at Goldman Sachs in London and Australia, most recently as Head of the Global Markets division in Australia and New Zealand.

She was the first female Partner to be appointed at Goldman Sachs Australia and the first woman to run a global financial markets business in Australia.

Nell holds a MPhil in Finance and Economics at Cambridge University and a BCom (First Class Honours) in Econometrics at the University of Sydney.

She is Deputy Chair of the Australian Financial Markets Association, and a member of the Financial Markets Standards Board Advisory Council and Chief Executive Women.

Index to Exhibits

Exhibit No.	Description
1	ASX Release – Westpac announces new structure to drive growth

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition, capital adequacy and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability-related statements, commitments, targets, projections and metrics, and other estimated and proxy data.

We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘ambition’, or other similar words to identify forward-looking statements, or otherwise identify forward-looking statements. These forward-looking statements reflect our current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond our control (and the control of our officers, employees, agents and advisors), and have been made based on management’s expectations or beliefs concerning future developments and their potential effect upon us. Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this Report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this Report.

There can be no assurance that future developments or performance will align with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors’ in Westpac’s 2023 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.

Except as required by law, we assume no obligation to revise or update any forward-looking statements contained in this Report, whether from new information, future events, conditions or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	July 19, 2023	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney